Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	December 18, 2015

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	360 Funds (the “Trust” or “Registrant”) (File Nos. 333-123290 and 811-21726) on behalf of the HedgeRow Income and Opportunity Fund (the “Fund”), the proposed new series of the Trust

Dear Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter contains the Trust’s response to oral comments received from Ms. O’Neal-Johnson on November 23, 2015 in connection with the review of the Trust’s Registration Statement on Form N-1A, filed electronically on October 7, 2015. Set forth below is a summary of the comments received from Ms. O’Neal-Johnson and the Trust’s responses thereto.

Prospectus

1.	Comment: Consider whether there should be more of an income slant to the investment objective and revise disclosure as appropriate.

Response: The investment objective of the Fund has been revised as follows, “The investment objective of the HedgeRow Income and Opportunity Fund is total return comprised of income and capital appreciation.”

2.	Comment: Include the completed fee table in the response letter. Will there be greater than a basis point of Acquired Fund Fees and Expenses? Include any dividend or short sale expenses in the fee table. Ensure the term of the expense cap arrangement is longer than a year.

Response: Below is the completed fee table.

Securities and Exchange Commission
December 18, 2015

“Shareholder Fees (fees paid directly from your investment)

	Class A shares	Institutional Class shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None
Maximum Contingent Deferred Sales Charge (Load) (as a percentage of original purchase price or the amount redeemed, whichever is less)[1]	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A shares	Institutional Class shares
Management Fees	1.25%	1.25%
Distribution and Service (12b-1) Fees	0.25%	None
Other Expenses	1.14%	1.14%
Total Annual Fund Operating Expenses	2.64%	2.39%
Fee Waivers and Expense Reimbursement[2]	0.44%	0.44%
Total Annual Fund Operating Expenses after Fee Waivers and Expense Reimbursement	2.20%	1.95%

[1]	Contingent Deferred Sales Charge applies only when a Shareholder purchase in the Fund totals $1 million or more and shares are redeemed within one year from the date of purchase.

[2]	Willard Mills Advisory, LLC (the “Adviser”) has entered into an Expense Limitation Agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits the Fund’s annual operating expenses (exclusive of interest, taxes, brokerage fees and commissions, acquired funds fees and expenses, extraordinary expenses, dividend and interest expenses related to short investments, and payments, if any, under the Rule 12b-1 Plan) to not more than 1.95% through at least April 1, 2017. Subject to approval by the Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three fiscal years following the year in which such waiver occurred, if the Fund is able to make the payment without exceeding the 1.95% expense limitation. The current contractual agreement cannot be terminated prior to at least one year after the effective date without the Board of Trustees’ approval.”

3.	Comment: Include the minimum amount of investments in dividend-paying stocks.

Response: The disclosure has been revised as follows:

“The Fund’s investment objective is total return. To meet its investment objective, the Fund will invest in domestic equity securities. The Fund will seek income through dividends paid on such securities. While there is no minimum amount of investment in dividend-paying securities, the Advisor will consider whether a particular issuer pays a dividend into its investment decision. The Fund will also seek to produce income (e.g., premium income on the sale of an option) and total return through an options strategy. The Fund’s investment objective may be changed without shareholder approval; however, the Fund will provide 60 days’ advance notice to shareholders before implementing a change in the Fund’s investment objective.”

Securities and Exchange Commission
December 18, 2015

4.	Comment: Include the range of investments according to market capitalization. Will the Fund invest in securities of all capitalizations?

Response: The disclosure has been revised as follows:

“The Fund will primarily invest in securities of large capitalization issuers stocks with a history of strong earnings and dividend growth. The Fund invests in large capitalization issuer to have at time of purchase a market capitalization with the capitalization range of the S&P 500 Index. As of November 30, 2015, the capitalization of companies in the S&P 500 Index ranged from $1.8 billion to $674 billion. These stocks typically have established markets and operations and generate excess cash flow. The Fund looks for stocks with attributes which suggest they will thrive in good markets and survive potential economic setbacks. The Fund employs detailed quantitative assessments to construct its equity portfolio. Portfolio parameters include, but are not limited to, steady growing earnings, dividend yield with a tendency to raise such yield and availability at reasonable price-earnings ratios. The Fund seeks to invest in stocks that are undervalued by the market, but with strong business models, which provides for lower levels of market volatility or non-correlated volatility, higher dividend returns and are generally less expensive to purchase. The Fund also prefers to invest in equity stocks that have options traded on them. The Fund will rebalance and adjust its equity portfolio as the Adviser deems necessary and appropriate.”

5.	Comment: The first sentence of the fourth paragraph under the heading, “Principal Investment Strategy of the Fund,” states, “The Fund also seeks to generate income for shareholders by selling options against the risk taken by owning common stocks.” Provide an example of this type of investment.

Response: The disclosure has been revised as follows:

“The Fund also seeks to generate income for shareholders by selling options against the risk taken by owning common stocks. For example, the Fund intends to sell covered call options on a portion of its stock holdings. This income is designed to, over time, add to portfolio stability and improve returns. The Fund uses an option strategy in an effort to limit market exposure and volatility. The extent of option selling will depend upon market conditions and the Adviser’s judgment of the advantages of selling call options on the Fund’s equity investments.”

6.	Comment: Include the appropriate risk disclosure in the section, “Principal Risks of Investing in the Fund,” according to the response provided to Comment No. 4.

Response: The requested changes have been made.

7.	Comment: Add disclosure stating that the Fund is non-diversified to the sections, “Principal Investment Strategy of the Fund,” and, “The Fund’s Investment Objective and Principal Investment Strategy.”

Response: The requested changes have been made.

Securities and Exchange Commission
December 18, 2015

8.	Comment: The options risk language in the section entitled, “Principal Risks of Investing in the Fund” is quite long; we suggest that the disclosure be made more efficient.

Response: The disclosure has been revised as follows:

“Options risk - Purchasing and writing put and call options are highly specialized activities and entail greater than ordinary investment risks. The successful use of options depends in part on the ability of the Adviser to manage future price fluctuations and the degree of correlation between the options and securities markets. By writing put options on equity securities, the Fund strike prices of the written put options, but continues to bear the risk of declines in the value of its common stock portfolio. The Fund will receive a premium from writing a covered call option that it retains whether or not the option is exercised. The premium received from the written options may not be sufficient to offset any losses sustained from the volatility of the underlying equity securities over time.”

9.	Comment: Rewrite the options strategy risk language according to General Instruction C of Form N-1A.

Response: The disclosure has been revised as follows:

“The Fund’s option strategy consists of selling and purchasing put and call options on equity indexes and exchange traded funds (“ETFs”). The sale of put options generates income for the Fund, but exposes it to the risk of declines in the value of the underlying assets. The risk in purchasing options is limited to the premium paid by the Fund for the options. The sale of call options generates income for the Fund, but may limit the Fund's participation in equity market gains. The Fund’s investment advisor seeks to reduce the overall volatility of returns for the Fund by managing a portfolio of options.”

10.	Comment: On pages 5 and 10, the Fund discloses general derivatives risk. If the Fund intends to invest in derivatives other than options, please disclose each type of derivative as an investment strategy in the prospectus and clarify for what purposes derivatives will be used. See Letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response: The Fund will invest only in exchange-traded options.

11.	Comment: In the section, “Disclosure of Portfolio Holdings,” provide the name of the Fund’s website investors can find the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities as required by Item 9(d) of Form N-1A.

Response: The Fund will not have a website at the time of its launch.

Statement of Additional Information

12.	Comment: In Fundamental Restriction No. 8 on page 16 of the Statement of Additional Information, state that the Fund will consider the Fund’s underlying funds in determining industry concentration.

Securities and Exchange Commission
December 18, 2015

Response: The following sentence has been added to Fundamental Restriction No. 8: “The Fund will consider the concentration of underlying investments in determining compliance with this policy.”

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of 360 Funds

cc:	Ms. Deborah O’Neal-Johnson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Mr. John Mills
Ms. Hope Willard Lundt
Willard Mills Advisory, LLC
P.O. Box 2549
Brentwood, TN 37024-2549